SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quilmes Industrial (Quinsa), Société Anonyme

(Name of Issuer)

Class B shares, without par value

(Title of Class of Securities)

74838Y20

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,367,840
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,367,840
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,367,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,367,840
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,367,840
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,367,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Norbert H. Lou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	United States

Number of	7. Sole Voting Power:	1,375,240
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,375,240
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,375,240

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Arnhold and S. Bleichroeder Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,129,404
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,129,404
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,129,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.3%

14.	Type of Reporting Person (See Instructions)	IA

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Cayman Islands

Number of	7. Sole Voting Power:	536,610
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	536,610
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	536,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	536,610
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	536,610
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	536,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Nadeem Walji

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Canada

Number of	7. Sole Voting Power:	567,010
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	567,010
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	567,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.2%

14.	Type of Reporting Person (See Instructions)	IN

Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D relating to the Class B shares, without par value (the “Shares”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa”) previously filed by (i) Punch Card Capital, L.P., a Delaware limited partnership (“Punch Card”), as a result of its direct ownership of Shares and of American Depositary Shares, each representing two Shares (“ADSs”), (ii) Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company (“ASB”), as a result of having management and control over certain client accounts holding ADSs, (iii) Duma Master Fund, L.P. (“Duma”), a Cayman Islands exempt limited partnership, as a result of its direct ownership of ADSs, (iv) Punch Card Capital, LLC, a Delaware limited liability company (“Punch Card GP”), as a result of being the sole general partner of Punch Card, (v) Norbert H. Lou, as a result of being the sole Managing Member of the Punch Card GP, as a result of directly beneficially owning ADSs, and as a result of his relationships with certain family members that directly beneficially own ADSs, (vi) Duma Capital Partners, L.P., a Delaware limited partnership, as a result of being the investment manager of Duma (“Duma IM”), and (vii) Nadeem Walji, as a result of being the Chief Investment Officer of Duma IM and as a result of directly beneficially owning ADSs (Punch Card, Punch Card GP, Mr. Lou, ASB, Duma, Duma IM and Mr. Walji, are collectively referred to as the “Reporting Persons”) is hereby amended as follows.

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

ASB’s client accounts invested a total of approximately $1.4 million to purchase the ADSs reported in Item 5(c) (other than the ADSs acquired upon conversion of Shares). Such funds were drawn from investment funds in such client accounts and, in certain cases, were purchased on margin pursuant to margin account arrangements on standard terms and conditions.

Item 4. Purpose of Transaction

No change except for the addition of the following:

On December 21, 2007, each of Punch Card GP, ASB and Duma entered into Stock Purchase Agreements with Companhia de Bebidas das Américas – AmBev (“AmBev”), attached as Exhibits 2, 3 and 4, respectively. Under the terms of such agreements, each of Punch Card GP, ASB and Duma agreed to tender, or to sell, as the case may be, all Class A shares of Quinsa, ADSs and Shares beneficially owned to Ambev, subject to the terms and conditions of such agreements. In addition, in accordance with such agreements, Punch Card GP, ASB and Duma IM issued a press release announcing the filing of this Amendment and indicating that they believed that the proposed tender offer purchase price of U.S.$ 4.0625 per Class A share, U.S. $40.625 per Share and U.S. $81.25 per ADS) is fair to Quinsa’s shareholders other than AmBev and its subsidiaries. This summary of such agreements is qualified in its entirety by reference to the text of Exhibits 2, 3 and 4, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

(a) As of the date of this statement, ASB’s client accounts directly own 564,702 ADSs, representing 1,129,404 Shares or approximately 2.3% of the 48,907,094 outstanding Shares as of August 31, 2007. Consequently, the Reporting Persons beneficially own a total of 1,508,469 ADSs, representing 3,016,938 Shares, and 14,716 Shares, or an aggregate of 3,091,654 Shares representing approximately 6.3% of the outstanding Shares.

(c) Since November 26, 2007, none of the Reporting Persons have effected any transactions in the ADS or Shares, except as set forth on Schedule A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change except for the addition of the following:

The additional information under Item 4 in this Amendment is incorporated by reference.

Item 7. Exhibits

No change except for the addition of the following:

The following documents are filed as exhibits to this statement:

Exhibit 2

Stock Purchase Agreement is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation, on the one hand and Punch Card Capital, LLC, a Delaware limited liability company, on the other hand.

Exhibit 3

Stock Purchase Agreement is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation, on the one hand and Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company.

Exhibit 4

Stock Purchase Agreement is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation, on the one hand and Duma Master Fund, L.P., a Cayman Islands exempt limited partnership.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007
/s/ Norbert Lou Norbert Lou, individually and as Managing Member of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007
/s/ Mark Goldstein Mark Goldstein, Senior Vice President Arnhold and S. Bleichroeder Advisers, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007
/s/ Nadeem Walji Nadeem Walji, individually and as Chief Investment Officer of Duma Capital Partners, L.P., the investment manager of Duma Master Fund, L.P.

Schedule A

Transactions in the ADSs effected by ASB’s clients since November 26, 2007

(all purchases effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE

11/27/07	1,500	66.67
11/29/07	6,600	66.08
11/30/07	500	68.00
12/03/07	10,000	67.94

On November 27, 2007, an ASB client converted 40,000 Shares into 20,000 ADSs.

Exhibit 2

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (the "Buyer"), on the one hand and Punch Card Capital, LLC, a Delaware limited liability company (the "Seller"), on the other hand.

RECITALS

A.           The Buyer owns, directly or indirectly, 604,440,000 Class A shares, 26,388,914 Class B shares, and 6,000,000 ADSs (each ADS representing two Class B shares) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (the "Company").

B.           The Seller owns, beneficially, 59,200 Class A shares, 14,716 Class B shares, and 905,462 ADSs (each ADS representing two Class B shares) (together with any additional Class A shares, Class B shares and ADSs acquired by the Seller on or subsequent to the date hereof and prior to Closing Date, the “Shares”) of the Company.

C.           The Buyer is willing to acquire the Shares from the Seller, and the Seller is willing to sell the Shares to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement and for other valuable consideration, the Buyer and the Seller agree as follows:

ARTICLE ONE

TERMS OF THE TRANSACTION

SECTION 1.1                Sale and Purchase. Subject to the conditions set forth in Article Five, the Seller, on the Closing Date, shall sell the Shares to the Buyer, by tendering (and not subsequently withdrawing) the Shares in the Tender Offer (as defined below) or pursuant to Section 1.3 (c) below and in accordance with the terms of Section 1.4 below.

SECTION 1.2               Purchase Price. As consideration for the Shares, the Buyer shall pay to the Seller a purchase price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS (each such price per share, the “Initial Purchase Price”, and, as may be adjusted as provided in this Agreement, the respective "Purchase Price"); provided, however, that if the Tender Offer Price (as defined below) for any of such shares is greater than the Initial Purchase Price, the respective Purchase Price shall be increased so as to be equal to the Tender Offer Price . The Initial Purchase Price and the Purchase Price shall be appropriately adjusted to reflect any stock splits, stock dividends or similar transactions.

SECTION 1.3               The Tender Offer. (a) Subject to the terms hereof, on or before December 26, 2007, the Buyer shall publicly announce its intent to make a tender offer (the "Tender Offer") to acquire any and all of the outstanding Class A shares, Class B shares and ADSs (each ADS representing two Class B shares) not held by the Buyer or its Affiliates (as defined in Section 6.6), in each case at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS. The expiration date of the Tender Offer shall initially be twenty business days (as defined under the rules and regulations of the U.S. Securities and Exchange Commission), which may be extended by the Buyer as it deems appropriate subject to compliance with the other terms of this Agreement. Each such price per share or ADS, or any greater amount per share paid pursuant to the Tender Offer as it may be amended by the Buyer, is referred to as the "Tender Offer Price". The Buyer's obligation to accept for payment and to pay for any Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) pursuant hereto shall be subject to no conditions other than those set forth in Article Five hereof. The Buyer expressly reserves the right to increase the Tender Offer Price, and it may decrease the Tender Offer Price provided it shall not decrease the Tender Offer Price below the Initial Purchase Price set forth in Section 1.2 hereof above. The Buyer and Seller agree that if more than 5,968,722 Class B shares (including Class B shares held in the form of ADSs) are tendered (and not withdrawn) as of the expiration of the Tender Offer (as that date may be adjusted in accordance herewith), the Tender Offer Price shall be adjusted by the Buyer to US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Each condition set forth in the Tender Offer may be waived by the Buyer, in whole or in part at any time and from time to time, in its sole discretion.

(b)          As soon as practicable following the announcement of its intent to make the Tender Offer, the Buyer shall file with the Luxembourg Commission de Surveillance du Secteur Financier (“CSSF”) a draft offer to purchase and ancillary documents. Once the CSSF has completed its review of the offer to purchase and ancillary documents, the Buyer will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Tender Offer. The Buyer will cause the Schedule TO, the offer to purchase and all amendments or supplements thereto (which together constitute the "Offer Documents") to comply in all material respects with the Exchange Act and the rules and regulations thereunder.

(c)          If (i) the Buyer terminates or abandons the Tender Offer, (ii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) (without Buyer having been instructed to do so by Seller), in each case for any reason other than the failure of the Tender Offer to have been consummated by the Termination Date as a result of one of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer) hereof, or (iii) this Agreement is terminated by Seller pursuant to Section 6.1(a)(iii) following a material default by Buyer of Buyer’s covenants, representations and warranties set forth in this Agreement, then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Furthermore, if (i) for any reason, following the commencement of the Tender Offer, the Seller does not tender, or the Seller withdraws, the

Shares from the Tender Offer, (ii) the Tender Offer is terminated by Buyer at the instruction of the Seller pursuant to Section 6.1(b), or (iii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) due to failure of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer), then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS.

SECTION 1.4               The Closing. The closing of the purchase and sale of the Shares pursuant hereto (the “Closing”) shall be effected in accordance with the terms set forth in this Agreement. If the Shares are sold pursuant to the Tender Offer, Seller shall deliver the Shares and the Buyer shall deliver the Tender Offer Price in accordance with the Offer Documents. If the Shares are not sold by the Seller as part of the Tender Offer, the Seller, on the Closing Date (as defined below), shall deliver, or cause to be delivered, certificates for the Shares (or book entry transfer of the Shares) for the account of the Buyer and the Buyer shall wire transfer to Seller the amount of the aggregate Purchase Price therefor. If the Shares are not purchased and sold as part of the Tender Offer, and if nevertheless the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller pursuant to Section 1.3 (c) hereof, then the purchase and sale of the Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York or at such other place as the parties may agree upon, at 10:00 A.M., local time on the third business day following the earliest event that requires the Closing under Section 1.3 (c) (in each case, the “Closing Date”).

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer, as of the date hereof and as of the Closing Date, as follows:

SECTION 2.1               Power and Capacity. (a)       The Seller is duly organized and validly existing under the laws of Delaware and has full power and legal right to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Seller, constitutes the legal, valid and binding agreement of the Seller and is enforceable against the Seller in accordance with its terms.

(b)          The execution and delivery by the Seller of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the Seller’s organizational documents, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Seller is a party or by which the Seller or any asset or property of the Seller is bound or affected.

SECTION 2.2               The Shares. As of the date hereof, the Seller is the beneficial owner of 59,200 Class A shares, 14,716 Class B shares, and 905,462 ADSs (each ADS representing two Class B shares). As of the date hereof, the Seller does not beneficially own any other shares of the Company. The shares of the Company beneficially owned by the Seller as of the date hereof are held, and the Shares held by the Seller as of the Closing Date will be held free and clear of all liens, charges, encumbrances, equities and claims whatsoever and are not and will not be subject to any restriction with respect to their transferability. No third party has a basis for any claim against (or with respect to) the shares of the Company held by the Seller. Upon the payment by the Buyer of the Purchase Price as provided for herein and the delivery of the certificates for the Shares by the Seller, the Buyer will possess good and marketable title to all of the Shares, free and clear of all liens, charges, encumbrances, equities and claims whatsoever.

SECTION 2.3               Finders or Brokers. In connection with the consummation of the transactions contemplated hereby, the Seller has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or commission in connection with this Agreement and the transactions contemplated hereby, except as set forth in the Seller’s Statement on Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007 (the “Schedule 13D”).

SECTION 2.4               Tender of the Shares. The Seller will tender its Shares into the Tender Offer in accordance with the terms thereof as promptly as practicable following the commencement of the Tender Offer, and for so long as this Agreement remains in effect the Seller will not withdraw its Shares from the Tender Offer.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller, as of the date hereof and as of the Closing Date, that:

SECTION 3.1               Power and Capacity. (a)       The Buyer is duly organized and validly existing under the laws of Brazil and has full power and legal right to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Buyer, constitutes the legal, valid and binding agreement of the Buyer and is enforceable against the Buyer in accordance with its terms.

(b)          The execution and delivery by the Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the articles of incorporation or by-laws of the Buyer, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Buyer is a party or by which the Buyer or any asset or property of the Buyer is bound or affected.

ARTICLE FOUR

COVENANTS OF THE SELLER AND THE BUYER

SECTION 4.1               Publicity; Confidentiality. Except as required by law, the Seller may not, prior to the Closing Date, directly or indirectly issue any press release or otherwise make any public statement or disclosure with respect to the existence or terms of this Agreement, the transactions contemplated hereby or the Tender Offer without first consulting with the Buyer and obtaining the written consent thereof; provided, however, that as soon as practicable after the announcement by the Buyer of its intent to make the Tender Offer, the Seller shall (i) cause to be filed an amendment to the Seller’s Schedule 13D that includes disclosure substantially to the effect of that attached hereto as Annex A, a copy of this Agreement and such other matters as are required to be disclosed in such filing by the rules and regulations of the Securities and Exchange Commission, and (ii) cause to be disseminated via press release or newswire a statement substantially to the effect of that attached hereto as Annex A.

SECTION 4.2                Solicitation. From the date hereof until the Closing Date, the Seller may not, directly or indirectly, challenge the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement or solicit or provide any information for the purpose of soliciting any challenge to the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement.

SECTION 4.3                Standstill. The Seller agrees that it will neither purchase nor sell, directly or indirectly, Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) of the Company, or any options, warrants, puts, calls, swaps or other derivative instruments with respect thereto, (i) during the period commencing on the date hereof and concluding on the earlier of December 26, 2007 and the date following the date on which the Buyer publicly announces its intent to make a Tender Offer and (ii) at any time during the period commencing on the date of the sale of the Shares pursuant hereto and terminating five years thereafter.

SECTION 4.4               Further Assurances. The Buyer and the Seller, at their sole cost and expense and without expense to the other parties, will do such further acts and execute and deliver such further documents regarding their obligations hereunder as may be reasonably required solely for the purpose of (i) accomplishing the purposes of this Agreement or (ii) assuring and confirming unto the other party, the validity of any documents of conveyance to be delivered at Closing.

ARTICLE FIVE

CONDITIONS TO THE BUYER'S AND SELLER’S OBLIGATIONS

The obligations of the Buyer and Seller hereunder shall be subject to the satisfaction, as of the Closing Date, of certain conditions as specifically set forth below (any of which may be waived only by the party entitled to the benefit of such condition in its sole discretion):

SECTION 5.1               Governmental Action. There shall not be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal of the United States or any non-United States jurisdiction, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Tender Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Tender Offer or (ii) in Buyer’s reasonable judgment, could materially and adversely affect the Buyer’s or its subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of the Buyer or its subsidiaries, taken as a whole, or could materially impair the Buyer’s ability to purchase any and all outstanding Class A shares, Class B shares or ADSs of the Company in the Tender Offer. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.2               Legal Proceedings. There shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer or the Buyer or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Buyer’s reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares, Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Tender Offer, (ii) delay or restrict the Buyer’s ability, or render the Buyer unable, to accept for payment or pay for some or all of the Class A shares, Class B shares or ADSs, or (iii) materially and adversely affect the Buyer’s or its affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Buyer or its affiliates. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.3                Representation and Warranties. The representations and warranties of the Seller set forth in Article Two shall be true and complete in all material respects as of the date hereof and the Closing Date. The representations and warranties of the Buyer set forth in Article Three shall be true and complete in all material respects as of the date hereof and the Closing Date.

ARTICLE SIX

MISCELLANEOUS

SECTION 6.1               Termination. (a)         This Agreement and the transactions contemplated hereby may be terminated at any time on or prior to the consummation thereof as follows:

(i)	by the written consent of both of the Buyer and the Seller;

(ii)          by the Buyer if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Seller set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date, or (y) the conditions to the Buyer's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Buyer as of the Closing Date; provided, however, in the event the agreement is terminated in accordance with this clause (ii)(x) the Buyer's right, but not obligation, to purchase the Shares from Seller under Section 1.3(c) shall remain in full force and effect; or

(iii)        by the Seller if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Buyer set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date; (y) the Buyer shall not have announced its intent to make the Tender Offer as provided in Section 1.3 by December 26, 2007 or (z) the conditions to the Seller's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Seller as of the Closing Date; provided, however, in the event this agreement is terminated in accordance with this clause (iii)(x) and (y), the Seller's right, but not obligation, to sell the Shares to Buyer under Section 1.3(c) shall remain in full force and effect.

(b)          In the event the Tender Offer has not been consummated on or before February 15, 2008 (the “Termination Date”), the Buyer may, and if instructed in writing to do so by Seller, the Buyer shall, terminate the Tender Offer.

(c)          Except for obligations set forth in Sections 4.1, 6.3 and 6.4, in the event that this Agreement is terminated pursuant to the provisions of Section 6.1(a)(i), Section 6.1(a)(ii)(y) or Section 6.1(a)(iii)(z), the Seller shall have no obligation to the Buyer and the Buyer shall have no obligation to the Seller under this Agreement. In the event that the Buyer terminates this Agreement pursuant to Section 6.1(a)(ii)(x), the right of the Buyer to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired, and in the event that the Seller terminates this Agreement pursuant to Section 6.1(a)(iii)(x) or Section 6.1(a)(iii)(y), the right of the Seller to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired.

SECTION 6.2                Notice. All notices, requests and other communications under this Agreement will be in writing and will be deemed to have been duly given if delivered personally,

or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery or by telecopier or email (with telephonic or machine confirmation by the sender), addressed as follows:

(a) If to the Seller:

Punch Card Capital, LLC, a Delaware limited liability company

7065 Westpointe Blvd, Suite 204

Orlando, FL 32835

Attention: Norbert Lou

Telephone: (212) 319-5413

Facsimile: (646) 432-3759

Email: Lou@punchcardcapital.com

With a copy to: Thomas R. Stephens Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop, Suite 800 Denver, CO 80202 Tel: (303) 592-3100 Fax: (303) 592-3140 Email: thomas.stephens@bartlit-beck.com or at such other address, telecopy number or email address as the Seller may have advised the Buyer in writing; and

(b) If to the Buyer:
Companhia de Bebidas das Américas - AmBev Attention: General Counsel Rua Dr. Renato Paes de Barros, 1017, 4° andar Sao Paulo, SP CEP 04538 001 Brazil Tel: + 55 11 2122 1200 Fax: + 55 11 2122 1529

With a copy to:
Kevin W. Kelley, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000 Fax: (212) 351-5322 email: kkelley@gibsondunn.com or at such other address, telecopy number or email address as the Buyer may have advised the Seller in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof (if delivered by hand), on the third day after the mailing thereof (if mailed), on the next day after the sending thereof (if by overnight courier) and when receipt is confirmed as provided above (if telecopied or sent via email).

SECTION 6.3               Fees and Expenses. Each party will pay the fees and expenses of its counsel, accountants, financial advisors or other experts retained by such party and all expenses incurred by it incident to the negotiation, preparation, execution, consummation, and performance of this Agreement and the transactions contemplated hereby.

SECTION 6.4               Governing Law. This Agreement and all disputes arising hereunder or controversies related hereto shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of New York, without giving effect to the conflict of laws rules thereof that would apply the law of any other jurisdiction. Legal proceedings commenced by the Seller or the Buyer arising out of any of the transactions or obligations contemplated by this Agreement shall be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case in New York, New York. The Buyer and the Seller irrevocably and unconditionally submit to the jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Buyer and the Seller irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Seller or the Buyer in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of the Seller or the Buyer therein described.

SECTION 6.5               Entire Agreement; Amendments; Waivers. This Agreement represents the entire agreement between the parties as to the subject matter hereof and supersedes and cancels any prior oral or written agreement, letter of intent or understanding related to the subject matter hereof. No provision of this Agreement may be terminated, amended, supplemented, waived or modified other than by an instrument in writing signed by the party against whom the enforcement of the termination, amendment, supplement, waiver or modification is sought.

SECTION 6.6                Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The Buyer and the Seller may not assign or transfer any right hereunder without the prior written consent of the other parties, and any assignment without such consent shall be void and without effect; provided, however, that the Buyer may assign its rights and obligations hereunder to any wholly-owned Affiliate of the Buyer. "Affiliate" shall have the meaning ascribed to such term under Rule 144 of the Securities Act of 1933, as amended.

SECTION 6.7                Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 6.8                No Third Party Beneficiaries. Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assignees any rights or remedies under or by reason of this Agreement.

SECTION 6.9               Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way modify or restrict any of the terms or provisions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Companhia de Bebidas das Américas - AmBev, a Brazilian corporation

By: ________________________________ Name: Title:

Punch Card Capital, LLC,
a Delaware limited liability company

By: ________________________________ Name: Title

:

ANNEX A

New York, December [•], 2007 – Punch Card Capital, LLC (“Punch Card Capital”) announced today that it is filing an amendment to its Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007, in which Punch Card Capital discloses that it has entered into a Stock Purchase Agreement with Companhia de Bebidas das Américas – AmBev (“AmBev”) pursuant to which Punch Card Capital has agreed to sell its Class A shares, Class B shares and American Depositary Shares (“ADSs”) in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) to AmBev in the voluntary offer announced today by AmBev for the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) of Quinsa that are not owned by AmBev or its subsidiaries.

Punch Card Capital believes that the purchase price of U.S.$ 4.0625 per Class A share, U.S. $40.625 per Class B share (U.S. $81.25 per ADS) is fair to Quinsa’s shareholders other than AmBev and its subsidiaries.

Exhibit 3

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (the "Buyer"), on the one hand and Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company (the "Seller"), on the other hand.

RECITALS

A.           The Buyer owns, directly or indirectly, 604,440,000 Class A shares, 26,388,914 Class B shares, and 6,000,000 ADSs (each ADS representing two Class B shares) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (the "Company").

B.           The Seller is deemed to beneficially own 564,702 ADSs (each ADS representing two Class B shares) (together with any additional Class A shares, Class B shares and ADSs of which Seller acquires beneficial ownership on or subsequent to the date hereof and prior to Closing Date, the “Shares”) of the Company.

C.           The Buyer is willing to acquire the Shares from the Seller, and the Seller is willing to sell the Shares to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement and for other valuable consideration, the Buyer and the Seller agree as follows:

ARTICLE ONE

TERMS OF THE TRANSACTION

SECTION 1.1                Sale and Purchase. Subject to the conditions set forth in Article Five, the Seller, on the Closing Date, shall sell the Shares to the Buyer, by tendering (and not subsequently withdrawing) the Shares in the Tender Offer (as defined below) or pursuant to Section 1.3 (c) below and in accordance with the terms of Section 1.4 below. Notwithstanding anything in this Agreement to the contrary, Seller shall not be obligated to sell or tender (and, if tendered, Seller may withdraw) up to 30,000 ADSs that are held in client accounts, to the extent such client that terminates its account with Seller after the date of this Agreement.

SECTION 1.2               Purchase Price. As consideration for the Shares, the Buyer shall pay to the Seller a purchase price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS (each such price per share, the “Initial Purchase Price”, and, as may be adjusted as provided in this Agreement, the respective "Purchase Price"); provided, however, that if the Tender Offer Price (as defined below) for any of such shares is greater than the Initial Purchase Price, the respective Purchase Price shall be increased so as to be equal to the Tender Offer Price . The Initial Purchase Price and the Purchase Price shall be appropriately adjusted to reflect any stock splits, stock dividends or similar transactions.

SECTION 1.3               The Tender Offer. (a) Subject to the terms hereof, on or before December 26, 2007, the Buyer shall publicly announce its intent to make a tender offer (the "Tender Offer") to acquire any and all of the outstanding Class A shares, Class B shares and ADSs (each ADS representing two Class B shares) not held by the Buyer or its Affiliates (as defined in Section 6.6), in each case at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS. The expiration date of the Tender Offer shall initially be twenty business days (as defined under the rules and regulations of the U.S. Securities and Exchange Commission), which may be extended by the Buyer as it deems appropriate subject to compliance with the other terms of this Agreement. Each such price per share or ADS, or any greater amount per share paid pursuant to the Tender Offer as it may be amended by the Buyer, is referred to as the "Tender Offer Price". The Buyer's obligation to accept for payment and to pay for any Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) pursuant hereto shall be subject to no conditions other than those set forth in Article Five hereof. The Buyer expressly reserves the right to increase the Tender Offer Price, and it may decrease the Tender Offer Price provided it shall not decrease the Tender Offer Price below the Initial Purchase Price set forth in Section 1.2 hereof above. The Buyer and Seller agree that if more than 5,968,722 Class B shares (including Class B shares held in the form of ADSs) are tendered (and not withdrawn) as of the expiration of the Tender Offer (as that date may be adjusted in accordance herewith), the Tender Offer Price shall be adjusted by the Buyer to US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Each condition set forth in the Tender Offer may be waived by the Buyer, in whole or in part at any time and from time to time, in its sole discretion.

(b)          As soon as practicable following the announcement of its intent to make the Tender Offer, the Buyer shall file with the Luxembourg Commission de Surveillance du Secteur Financier (“CSSF”) a draft offer to purchase and ancillary documents. Once the CSSF has completed its review of the offer to purchase and ancillary documents, the Buyer will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Tender Offer. The Buyer will cause the Schedule TO, the offer to purchase and all amendments or supplements thereto (which together constitute the "Offer Documents") to comply in all material respects with the Exchange Act and the rules and regulations thereunder.

(c)          If (i) the Buyer terminates or abandons the Tender Offer, (ii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) (without Buyer having been instructed to do so by Seller), in each case for any reason other than the failure of the Tender Offer to have been consummated by the Termination Date as a result of one of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer) hereof, or (iii) this Agreement is terminated by Seller pursuant to Section 6.1(a)(iii) following a material default by Buyer of Buyer’s covenants, representations and warranties set forth in this Agreement, then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the

Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Furthermore, if (i) for any reason, following the commencement of the Tender Offer, the Seller does not tender, or the Seller withdraws, the Shares from the Tender Offer (except as provided in the second sentence of Section 1.1), (ii) the Tender Offer is terminated by Buyer at the instruction of the Seller pursuant to Section 6.1(b), or (iii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) due to failure of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer), then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS.

SECTION 1.4               The Closing. The closing of the purchase and sale of the Shares pursuant hereto (the “Closing”) shall be effected in accordance with the terms set forth in this Agreement. If the Shares are sold pursuant to the Tender Offer, Seller shall deliver the Shares and the Buyer shall deliver the Tender Offer Price in accordance with the Offer Documents. If the Shares are not sold by the Seller as part of the Tender Offer, the Seller, on the Closing Date (as defined below), shall deliver, or cause to be delivered, certificates for the Shares (or book entry transfer of the Shares) for the account of the Buyer and the Buyer shall wire transfer to Seller the amount of the aggregate Purchase Price therefor. If the Shares are not purchased and sold as part of the Tender Offer, and if nevertheless the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller pursuant to Section 1.3 (c) hereof, then the purchase and sale of the Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York or at such other place as the parties may agree upon, at 10:00 A.M., local time on the third business day following the earliest event that requires the Closing under Section 1.3 (c) (in each case, the “Closing Date”).

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer, as of the date hereof and as of the Closing Date, as follows:

SECTION 2.1               Power and Capacity. (a)       The Seller is duly organized and validly existing under the laws of Delaware and has full power and legal right to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Seller, constitutes the legal, valid and binding agreement of the Seller and is enforceable against the Seller in accordance with its terms.

(b)          The execution and delivery by the Seller of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the Seller’s organizational documents, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Seller is a party or by which the Seller or any asset or property of the Seller is bound or affected.

SECTION 2.2               The Shares. As of the date hereof, the Seller is the beneficial owner of 564,702 ADSs (each ADS representing two Class B shares). As of the date hereof, the Seller does not beneficially own any other shares of the Company. The Shares of the Company beneficially owned by the Seller as of the date hereof are held, and the Shares beneficially owned by the Seller as of the Closing Date will be held, to the best knowledge of Seller, free and clear of all liens, charges, encumbrances, equities and claims whatsoever (except to the extent of margin claims with respect to Shares held in client margin accounts) and are not and will not be subject to any restriction with respect to their transferability. No third party has a basis for any claim against (or with respect to) the shares of the Company held by the Seller. Upon the payment by the Buyer of the Purchase Price as provided for herein and the delivery of the certificates for the Shares by the Seller, the Buyer will possess good and marketable title to all of the Shares, free and clear of all liens, charges, encumbrances, equities and claims whatsoever.

SECTION 2.3               Finders or Brokers. In connection with the consummation of the transactions contemplated hereby, the Seller has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or commission in connection with this Agreement and the transactions contemplated hereby, except as set forth in the Seller’s Statement on Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007 (the “Schedule 13D”).

SECTION 2.4               Tender of the Shares. The Seller will tender its Shares into the Tender Offer in accordance with the terms thereof as promptly as practicable following the commencement of the Tender Offer, and for so long as this Agreement remains in effect the Seller will not withdraw its Shares from the Tender Offer.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller, as of the date hereof and as of the Closing Date, that:

SECTION 3.1               Power and Capacity. (a)       The Buyer is duly organized and validly existing under the laws of Brazil and has full power and legal right to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Buyer, constitutes the legal, valid and binding agreement of the Buyer and is enforceable against the Buyer in accordance with its terms.

(b)          The execution and delivery by the Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the articles of incorporation or by-laws of the Buyer, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Buyer is a party or by which the Buyer or any asset or property of the Buyer is bound or affected.

ARTICLE FOUR

COVENANTS OF THE SELLER AND THE BUYER

SECTION 4.1               Publicity; Confidentiality. Except as required by law, the Seller may not, prior to the Closing Date, directly or indirectly issue any press release or otherwise make any public statement or disclosure with respect to the existence or terms of this Agreement, the transactions contemplated hereby or the Tender Offer without first consulting with the Buyer and obtaining the written consent thereof; provided, however, that as soon as practicable after the announcement by the Buyer of its intent to make the Tender Offer, the Seller shall (i) cause to be filed an amendment to the Seller’s Schedule 13D that includes disclosure substantially to the effect of that attached hereto as Annex A, a copy of this Agreement and such other matters as are required to be disclosed in such filing by the rules and regulations of the Securities and Exchange Commission, and (ii) cause to be disseminated via press release or newswire a statement substantially to the effect of that attached hereto as Annex A.

SECTION 4.2                Solicitation. From the date hereof until the Closing Date, the Seller may not, directly or indirectly, challenge the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement or solicit or provide any information for the purpose of soliciting any challenge to the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement.

SECTION 4.3                Standstill. The Seller agrees that it will neither purchase nor sell, directly or indirectly, Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) of the Company, or any options, warrants, puts, calls, swaps or other derivative instruments with respect thereto, (i) during the period commencing on the date hereof and concluding on the earlier of December 26, 2007 and the date following the date on which the Buyer publicly announces its intent to make a Tender Offer and (ii) at any time during the period commencing on the date of the sale of the Shares pursuant hereto and terminating five years thereafter. Seller shall not be deemed to be in violation of this Section 4.3 as a result of any decision by a client of Seller to establish (after the date of this Agreement) or terminate any account with Seller, and, notwithstanding clause (ii) of the immediately preceding sentence, Seller may sell any Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) of the Company that are held in such account at the time the account was established.

SECTION 4.4               Further Assurances. The Buyer and the Seller, at their sole cost and expense and without expense to the other parties, will do such further acts and execute and deliver such further documents regarding their obligations hereunder as may be reasonably required solely for the purpose of (i) accomplishing the purposes of this Agreement or (ii) assuring and confirming unto the other party, the validity of any documents of conveyance to be delivered at Closing.

ARTICLE FIVE

CONDITIONS TO THE BUYER'S AND SELLER’S OBLIGATIONS

The obligations of the Buyer and Seller hereunder shall be subject to the satisfaction, as of the Closing Date, of certain conditions as specifically set forth below (any of which may be waived only by the party entitled to the benefit of such condition in its sole discretion):

SECTION 5.1               Governmental Action. There shall not be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal of the United States or any non-United States jurisdiction, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Tender Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Tender Offer or (ii) in Buyer’s reasonable judgment, could materially and adversely affect the Buyer’s or its subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of the Buyer or its subsidiaries, taken as a whole, or could materially impair the Buyer’s ability to purchase any and all outstanding Class A shares, Class B shares or ADSs of the Company in the Tender Offer. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.2               Legal Proceedings. There shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer or the Buyer or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Buyer’s reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares, Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Tender Offer, (ii) delay or restrict the Buyer’s ability, or render the Buyer unable, to accept for payment or pay for some or all of the Class A shares, Class B shares or ADSs, or (iii) materially and adversely affect the Buyer’s or its affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Buyer or its affiliates. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.3                Representation and Warranties. The representations and warranties of the Seller set forth in Article Two shall be true and complete in all material respects as of the date hereof and the Closing Date. The representations and warranties of the Buyer set forth in Article Three shall be true and complete in all material respects as of the date hereof and the Closing Date.

ARTICLE SIX

MISCELLANEOUS

SECTION 6.1               Termination. (a)         This Agreement and the transactions contemplated hereby may be terminated at any time on or prior to the consummation thereof as follows:

(i)	by the written consent of both of the Buyer and the Seller;

(ii)          by the Buyer if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Seller set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date, or (y) the conditions to the Buyer's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Buyer as of the Closing Date; provided, however, in the event the agreement is terminated in accordance with this clause (ii)(x) the Buyer's right, but not obligation, to purchase the Shares from Seller under Section 1.3(c) shall remain in full force and effect; or

(iii)        by the Seller if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Buyer set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date; (y) the Buyer shall not have announced its intent to make the Tender Offer as provided in Section 1.3 by December 26, 2007 or (z) the conditions to the Seller's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Seller as of the Closing Date; provided, however, in the event this agreement is terminated in accordance with this clause (iii)(x) and (y), the Seller's right, but not obligation, to sell the Shares to Buyer under Section 1.3(c) shall remain in full force and effect.

(b)          In the event the Tender Offer has not been consummated on or before February 15, 2008 (the “Termination Date”), the Buyer may, and if instructed in writing to do so by Seller, the Buyer shall, terminate the Tender Offer.

(c)          Except for obligations set forth in Sections 4.1, 6.3 and 6.4, in the event that this Agreement is terminated pursuant to the provisions of Section 6.1(a)(i), Section 6.1(a)(ii)(y) or Section 6.1(a)(iii)(z), the Seller shall have no obligation to the Buyer and the Buyer shall have no obligation to the Seller under this Agreement. In the event that the Buyer terminates this Agreement pursuant to Section 6.1(a)(ii)(x), the right of the Buyer to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired, and in the event that the Seller terminates this Agreement pursuant to Section 6.1(a)(iii)(x) or Section 6.1(a)(iii)(y), the right of the Seller to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired.

SECTION 6.2                Notice. All notices, requests and other communications under this Agreement will be in writing and will be deemed to have been duly given if delivered personally, or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery or by telecopier or email (with telephonic or machine confirmation by the sender), addressed as follows:

(a) If to the Seller:

Arnhold and S. Bleichroeder Advisers, LLC

1345 Avenue of the Americas

New York, New York 10105

Attention: General Counsel

Telephone: (212) 698-3101

Facsimile: (212) 698-3271

Email: Mark.Goldstein@asbai.com and Jason.Dahl@asbai.com

With a copy to:

Thomas R. Stephens Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop, Suite 800 Denver, CO 80202 Tel: (303) 592-3100 Fax: (303) 592-3140 Email: thomas.stephens@bartlit-beck.com or at such other address, telecopy number or email address as the Seller may have advised the Buyer in writing; and

(b) If to the Buyer:

Companhia de Bebidas das Américas - AmBev Attention: General Counsel Rua Dr. Renato Paes de Barros, 1017, 4° andar Sao Paulo, SP CEP 04538 001 Brazil Tel: + 55 11 2122 1200 Fax: + 55 11 2122 1529
With a copy to:
Kevin W. Kelley, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000 Fax: (212) 351-5322 email: kkelley@gibsondunn.com or at such other address, telecopy number or email address as the Buyer may have advised the Seller in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof (if delivered by hand), on the third day after the mailing thereof (if mailed), on the next day after the sending thereof (if by overnight courier) and when receipt is confirmed as provided above (if telecopied or sent via email).

SECTION 6.3               Fees and Expenses. Each party will pay the fees and expenses of its counsel, accountants, financial advisors or other experts retained by such party and all expenses incurred by it incident to the negotiation, preparation, execution, consummation, and performance of this Agreement and the transactions contemplated hereby.

SECTION 6.4               Governing Law. This Agreement and all disputes arising hereunder or controversies related hereto shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of New York, without giving effect to the conflict of laws rules thereof that would apply the law of any other jurisdiction. Legal proceedings commenced by the Seller or the Buyer arising out of any of the transactions or obligations contemplated by this Agreement shall be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case in New York, New York. The Buyer and the Seller irrevocably and unconditionally submit to the jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Buyer and the Seller irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Seller or the Buyer in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of the Seller or the Buyer therein described.

SECTION 6.5               Entire Agreement; Amendments; Waivers. This Agreement represents the entire agreement between the parties as to the subject matter hereof and supersedes and cancels any prior oral or written agreement, letter of intent or understanding related to the subject matter hereof. No provision of this Agreement may be terminated, amended, supplemented, waived or modified other than by an instrument in writing signed by the party against whom the enforcement of the termination, amendment, supplement, waiver or modification is sought.

SECTION 6.6                Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The Buyer and the Seller may not assign or transfer any right hereunder without the prior written consent of the other parties, and any assignment without such consent shall be void and without effect; provided, however, that the Buyer may assign its rights and obligations hereunder to any wholly-owned Affiliate of the Buyer. "Affiliate" shall have the meaning ascribed to such term under Rule 144 of the Securities Act of 1933, as amended.

SECTION 6.7                Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 6.8                No Third Party Beneficiaries. Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assignees any rights or remedies under or by reason of this Agreement.

SECTION 6.9               Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way modify or restrict any of the terms or provisions of this Agreement.

[The remainder of this page has intentionally been left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Companhia de Bebidas das Américas - AmBev, a Brazilian corporation

By: ________________________________ Name: Title:

Arnhold and S. Bleichroeder Advisers, LLC,
a Delaware limited liability company

By: ________________________________ Name: Title:

ANNEX A

New York, December [•], 2007 – Arnhold and S. Bleichroeder Advisers, LLC (“ASBA”) announced today that it is filing an amendment to its Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007, in which ASBA discloses that it has entered into a Stock Purchase Agreement with Companhia de Bebidas das Américas – AmBev (“AmBev”) pursuant to which ASBA has agreed to sell its American Depositary Shares (“ADSs”) in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) to AmBev in the voluntary offer announced today by AmBev for the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) of Quinsa that are not owned by AmBev or its subsidiaries.

ASBA believes that the purchase price of U.S.$ 4.0625 per Class A share, U.S. $40.625 per Class B share (U.S. $81.25 per ADS) is fair to Quinsa’s shareholders other than AmBev and its subsidiaries.

Exhibit 4

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (the "Buyer"), on the one hand and Duma Master Fund, L.P., a Cayman Islands exempt limited partnership (the "Seller"), on the other hand.

RECITALS

A.           The Buyer owns, directly or indirectly, 604,440,000 Class A shares, 26,388,914 Class B shares, and 6,000,000 ADSs (each ADS representing two Class B shares) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (the "Company").

B.           The Seller owns, beneficially, 268,305 ADSs (each ADS representing two Class B shares) (together with any additional Class A shares, Class B shares and ADSs acquired by the Seller on or subsequent to the date hereof and prior to Closing Date, the “Shares”) of the Company.

C.           The Buyer is willing to acquire the Shares from the Seller, and the Seller is willing to sell the Shares to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement and for other valuable consideration, the Buyer and the Seller agree as follows:

ARTICLE ONE

TERMS OF THE TRANSACTION

SECTION 1.1                Sale and Purchase. Subject to the conditions set forth in Article Five, the Seller, on the Closing Date, shall sell the Shares to the Buyer, by tendering (and not subsequently withdrawing) the Shares in the Tender Offer (as defined below) or pursuant to Section 1.3 (c) below and in accordance with the terms of Section 1.4 below.

SECTION 1.2               Purchase Price. As consideration for the Shares, the Buyer shall pay to the Seller a purchase price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS (each such price per share, the “Initial Purchase Price”, and, as may be adjusted as provided in this Agreement, the respective "Purchase Price"); provided, however, that if the Tender Offer Price (as defined below) for any of such shares is greater than the Initial Purchase Price, the respective Purchase Price shall be increased so as to be equal to the Tender Offer Price . The Initial Purchase Price and the Purchase Price shall be appropriately adjusted to reflect any stock splits, stock dividends or similar transactions.

SECTION 1.3               The Tender Offer. (a) Subject to the terms hereof, on or before December 26, 2007, the Buyer shall publicly announce its intent to make a tender offer (the "Tender Offer") to acquire any and all of the outstanding Class A shares, Class B shares and ADSs (each ADS representing two Class B shares) not held by the Buyer or its Affiliates (as defined in Section 6.6), in each case at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS. The expiration date of the Tender Offer shall initially be twenty business days (as defined under the rules and regulations of the U.S. Securities and Exchange Commission), which may be extended by the Buyer as it deems appropriate subject to compliance with the other terms of this Agreement. Each such price per share or ADS, or any greater amount per share paid pursuant to the Tender Offer as it may be amended by the Buyer, is referred to as the "Tender Offer Price". The Buyer's obligation to accept for payment and to pay for any Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) pursuant hereto shall be subject to no conditions other than those set forth in Article Five hereof. The Buyer expressly reserves the right to increase the Tender Offer Price, and it may decrease the Tender Offer Price provided it shall not decrease the Tender Offer Price below the Initial Purchase Price set forth in Section 1.2 hereof above. The Buyer and Seller agree that if more than 5,968,722 Class B shares (including Class B shares held in the form of ADSs) are tendered (and not withdrawn) as of the expiration of the Tender Offer (as that date may be adjusted in accordance herewith), the Tender Offer Price shall be adjusted by the Buyer to US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Each condition set forth in the Tender Offer may be waived by the Buyer, in whole or in part at any time and from time to time, in its sole discretion.

(b)          As soon as practicable following the announcement of its intent to make the Tender Offer, the Buyer shall file with the Luxembourg Commission de Surveillance du Secteur Financier (“CSSF”) a draft offer to purchase and ancillary documents. Once the CSSF has completed its review of the offer to purchase and ancillary documents, the Buyer will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Tender Offer. The Buyer will cause the Schedule TO, the offer to purchase and all amendments or supplements thereto (which together constitute the "Offer Documents") to comply in all material respects with the Exchange Act and the rules and regulations thereunder.

(c)          If (i) the Buyer terminates or abandons the Tender Offer, (ii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) (without Buyer having been instructed to do so by Seller), in each case for any reason other than the failure of the Tender Offer to have been consummated by the Termination Date as a result of one of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer) hereof, or (iii) this Agreement is terminated by Seller pursuant to Section 6.1(a)(iii) following a material default by Buyer of Buyer’s covenants, representations and warranties set forth in this Agreement, then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Furthermore, if (i) for any reason, following the commencement of the Tender Offer, the Seller does not tender, or the Seller withdraws, the

Shares from the Tender Offer, (ii) the Tender Offer is terminated by Buyer at the instruction of the Seller pursuant to Section 6.1(b), or (iii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) due to failure of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer), then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS.

SECTION 1.4               The Closing. The closing of the purchase and sale of the Shares pursuant hereto (the “Closing”) shall be effected in accordance with the terms set forth in this Agreement. If the Shares are sold pursuant to the Tender Offer, Seller shall deliver the Shares and the Buyer shall deliver the Tender Offer Price in accordance with the Offer Documents. If the Shares are not sold by the Seller as part of the Tender Offer, the Seller, on the Closing Date (as defined below), shall deliver, or cause to be delivered, certificates for the Shares (or book entry transfer of the Shares) for the account of the Buyer and the Buyer shall wire transfer to Seller the amount of the aggregate Purchase Price therefor. If the Shares are not purchased and sold as part of the Tender Offer, and if nevertheless the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller pursuant to Section 1.3 (c) hereof, then the purchase and sale of the Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York or at such other place as the parties may agree upon, at 10:00 A.M., local time on the third business day following the earliest event that requires the Closing under Section 1.3 (c) (in each case, the “Closing Date”).

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer, as of the date hereof and as of the Closing Date, as follows:

SECTION 2.1               Power and Capacity. (a)       The Seller is duly organized and validly existing under the laws of the Cayman Islands and has full power and legal right to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Seller, constitutes the legal, valid and binding agreement of the Seller and is enforceable against the Seller in accordance with its terms.

(b)          The execution and delivery by the Seller of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the Seller’s organizational documents, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Seller is a party or by which the Seller or any asset or property of the Seller is bound or affected.

SECTION 2.2               The Shares. As of the date hereof, the Seller is the beneficial owner of 268,305 ADSs (each ADS representing two Class B shares). As of the date hereof, the Seller does not beneficially own any other shares of the Company. The shares of the Company beneficially owned by the Seller as of the date hereof are held, and the Shares held by the Seller as of the Closing Date will be held free and clear of all liens, charges, encumbrances, equities and claims whatsoever and are not and will not be subject to any restriction with respect to their transferability. No third party has a basis for any claim against (or with respect to) the shares of the Company held by the Seller. Upon the payment by the Buyer of the Purchase Price as provided for herein and the delivery of the certificates for the Shares by the Seller, the Buyer will possess good and marketable title to all of the Shares, free and clear of all liens, charges, encumbrances, equities and claims whatsoever.

SECTION 2.3               Finders or Brokers. In connection with the consummation of the transactions contemplated hereby, the Seller has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or commission in connection with this Agreement and the transactions contemplated hereby, except as set forth in the Seller’s Statement on Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007 (the “Schedule 13D”).

SECTION 2.4               Tender of the Shares. The Seller will tender its Shares into the Tender Offer in accordance with the terms thereof as promptly as practicable following the commencement of the Tender Offer, and for so long as this Agreement remains in effect the Seller will not withdraw its Shares from the Tender Offer.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller, as of the date hereof and as of the Closing Date, that:

SECTION 3.1               Power and Capacity. (a)       The Buyer is duly organized and validly existing under the laws of Brazil and has full power and legal right to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Buyer, constitutes the legal, valid and binding agreement of the Buyer and is enforceable against the Buyer in accordance with its terms.

(b)          The execution and delivery by the Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the articles of incorporation or by-laws of the Buyer, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Buyer is a party or by which the Buyer or any asset or property of the Buyer is bound or affected.

ARTICLE FOUR

COVENANTS OF THE SELLER AND THE BUYER

SECTION 4.1               Publicity; Confidentiality. Except as required by law, the Seller may not, prior to the Closing Date, directly or indirectly issue any press release or otherwise make any public statement or disclosure with respect to the existence or terms of this Agreement, the transactions contemplated hereby or the Tender Offer without first consulting with the Buyer and obtaining the written consent thereof; provided, however, that as soon as practicable after the announcement by the Buyer of its intent to make the Tender Offer, the Seller shall (i) cause to be filed an amendment to the Seller’s Schedule 13D that includes disclosure substantially to the effect of that attached hereto as Annex A, a copy of this Agreement and such other matters as are required to be disclosed in such filing by the rules and regulations of the Securities and Exchange Commission, and (ii) cause to be disseminated via press release or newswire a statement substantially to the effect of that attached hereto as Annex A.

SECTION 4.2                Solicitation. From the date hereof until the Closing Date, the Seller may not, directly or indirectly, challenge the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement or solicit or provide any information for the purpose of soliciting any challenge to the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement.

SECTION 4.3                Standstill. The Seller agrees that it will neither purchase nor sell, directly or indirectly, Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) of the Company, or any options, warrants, puts, calls, swaps or other derivative instruments with respect thereto, (i) during the period commencing on the date hereof and concluding on the earlier of December 26, 2007 and the date following the date on which the Buyer publicly announces its intent to make a Tender Offer and (ii) at any time during the period commencing on the date of the sale of the Shares pursuant hereto and terminating five years thereafter.

SECTION 4.4               Further Assurances. The Buyer and the Seller, at their sole cost and expense and without expense to the other parties, will do such further acts and execute and deliver such further documents regarding their obligations hereunder as may be reasonably required solely for the purpose of (i) accomplishing the purposes of this Agreement or (ii) assuring and confirming unto the other party, the validity of any documents of conveyance to be delivered at Closing.

ARTICLE FIVE

CONDITIONS TO THE BUYER'S AND SELLER’S OBLIGATIONS

The obligations of the Buyer and Seller hereunder shall be subject to the satisfaction, as of the Closing Date, of certain conditions as specifically set forth below (any of which may be waived only by the party entitled to the benefit of such condition in its sole discretion):

SECTION 5.1               Governmental Action. There shall not be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal of the United States or any non-United States jurisdiction, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Tender Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Tender Offer or (ii) in Buyer’s reasonable judgment, could materially and adversely affect the Buyer’s or its subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of the Buyer or its subsidiaries, taken as a whole, or could materially impair the Buyer’s ability to purchase any and all outstanding Class A shares, Class B shares or ADSs of the Company in the Tender Offer. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.2               Legal Proceedings. There shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer or the Buyer or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Buyer’s reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares, Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Tender Offer, (ii) delay or restrict the Buyer’s ability, or render the Buyer unable, to accept for payment or pay for some or all of the Class A shares, Class B shares or ADSs, or (iii) materially and adversely affect the Buyer’s or its affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Buyer or its affiliates. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.3                Representation and Warranties. The representations and warranties of the Seller set forth in Article Two shall be true and complete in all material respects as of the date hereof and the Closing Date. The representations and warranties of the Buyer set forth in Article Three shall be true and complete in all material respects as of the date hereof and the Closing Date.

ARTICLE SIX

MISCELLANEOUS

SECTION 6.1               Termination. (a)         This Agreement and the transactions contemplated hereby may be terminated at any time on or prior to the consummation thereof as follows:

(i)	by the written consent of both of the Buyer and the Seller;

(ii)          by the Buyer if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Seller set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date, or (y) the conditions to the Buyer's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Buyer as of the Closing Date; provided, however, in the event the agreement is terminated in accordance with this clause (ii)(x) the Buyer's right, but not obligation, to purchase the Shares from Seller under Section 1.3(c) shall remain in full force and effect; or

(iii)        by the Seller if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Buyer set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date; (y) the Buyer shall not have announced its intent to make the Tender Offer as provided in Section 1.3 by December 26, 2007 or (z) the conditions to the Seller's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Seller as of the Closing Date; provided, however, in the event this agreement is terminated in accordance with this clause (iii)(x) and (y), the Seller's right, but not obligation, to sell the Shares to Buyer under Section 1.3(c) shall remain in full force and effect.

(b)          In the event the Tender Offer has not been consummated on or before February 15, 2008 (the “Termination Date”), the Buyer may, and if instructed in writing to do so by Seller, the Buyer shall, terminate the Tender Offer.

(c)          Except for obligations set forth in Sections 4.1, 6.3 and 6.4, in the event that this Agreement is terminated pursuant to the provisions of Section 6.1(a)(i), Section 6.1(a)(ii)(y) or Section 6.1(a)(iii)(z), the Seller shall have no obligation to the Buyer and the Buyer shall have no obligation to the Seller under this Agreement. In the event that the Buyer terminates this Agreement pursuant to Section 6.1(a)(ii)(x), the right of the Buyer to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired, and in the event that the Seller terminates this Agreement pursuant to Section 6.1(a)(iii)(x) or Section 6.1(a)(iii)(y), the right of the Seller to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired.

SECTION 6.2                Notice. All notices, requests and other communications under this Agreement will be in writing and will be deemed to have been duly given if delivered personally,

or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery or by telecopier or email (with telephonic or machine confirmation by the sender), addressed as follows:

(a) If to the Seller:

Duma Master Fund, L.P., a Cayman Islands exempt limited partnership

1370 Avenue of the Americas, 23rd floor

New York, New York 10019

Attention: Amit Bhatiani

Telephone: (212) 918-1747

Facsimile: (212) 507-9160

Email: amit@dumacapital.com

With a copy to:

Thomas R. Stephens Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop, Suite 800 Denver, CO 80202 Tel: (303) 592-3100 Fax: (303) 592-3140 Email: thomas.stephens@bartlit-beck.com or at such other address, telecopy number or email address as the Seller may have advised the Buyer in writing; and

(b) If to the Buyer:
Companhia de Bebidas das Américas - AmBev Attention: General Counsel Rua Dr. Renato Paes de Barros, 1017, 4° andar Sao Paulo, SP CEP 04538 001 Brazil Tel: + 55 11 2122 1200 Fax: + 55 11 2122 1529

With a copy to:
Kevin W. Kelley, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000 Fax: (212) 351-5322 email: kkelley@gibsondunn.com or at such other address, telecopy number or email address as the Buyer may have advised the Seller in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof (if delivered by hand), on the third day after the mailing thereof (if mailed), on the next day after the sending thereof (if by overnight courier) and when receipt is confirmed as provided above (if telecopied or sent via email).

SECTION 6.3               Fees and Expenses. Each party will pay the fees and expenses of its counsel, accountants, financial advisors or other experts retained by such party and all expenses incurred by it incident to the negotiation, preparation, execution, consummation, and performance of this Agreement and the transactions contemplated hereby.

SECTION 6.4               Governing Law. This Agreement and all disputes arising hereunder or controversies related hereto shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of New York, without giving effect to the conflict of laws rules thereof that would apply the law of any other jurisdiction. Legal proceedings commenced by the Seller or the Buyer arising out of any of the transactions or obligations contemplated by this Agreement shall be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case in New York, New York. The Buyer and the Seller irrevocably and unconditionally submit to the jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Buyer and the Seller irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Seller or the Buyer in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of the Seller or the Buyer therein described.

SECTION 6.5               Entire Agreement; Amendments; Waivers. This Agreement represents the entire agreement between the parties as to the subject matter hereof and supersedes and cancels any prior oral or written agreement, letter of intent or understanding related to the subject matter hereof. No provision of this Agreement may be terminated, amended, supplemented, waived or modified other than by an instrument in writing signed by the party against whom the enforcement of the termination, amendment, supplement, waiver or modification is sought.

SECTION 6.6                Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The Buyer and the Seller may not assign or transfer any right hereunder without the prior written consent of the other parties, and any assignment without such consent shall be void and without effect; provided, however, that the Buyer may assign its rights and obligations hereunder to any wholly-owned Affiliate of the Buyer. "Affiliate" shall have the meaning ascribed to such term under Rule 144 of the Securities Act of 1933, as amended.

SECTION 6.7                Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 6.8                No Third Party Beneficiaries. Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assignees any rights or remedies under or by reason of this Agreement.

SECTION 6.9               Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way modify or restrict any of the terms or provisions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Companhia de Bebidas das Américas - AmBev, a Brazilian corporation

By: ________________________________ Name: Title:

Duma Master Fund, L.P., a Cayman Islands exempt limited partnership

By: ________________________________ Name: Title:

ANNEX A

New York, December [•], 2007 – Duma Master Fund, L.P. (“Duma Master Fund”) announced today that it is filing an amendment to its Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007, in which Duma Master Fund discloses that it has entered into a Stock Purchase Agreement with Companhia de Bebidas das Américas – AmBev (“AmBev”) pursuant to which Duma Master Fund has agreed to sell its American Depositary Shares (“ADSs”) in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) to AmBev in the voluntary offer announced today by AmBev for the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) of Quinsa that are not owned by AmBev or its subsidiaries.

Duma Master Fund believes that the purchase price of U.S.$ 4.0625 per Class A share, U.S. $40.625 per Class B share (U.S. $81.25 per ADS) is fair to Quinsa’s shareholders other than AmBev and its subsidiaries.